Exhibit 6
                                    ---------


 Gravity Shareholders Submit Formal Demand to Convene an Extraordinary General
          Meeting of Shareholders to Remove Ryu and Baek as Directors


NEW YORK, TOKYO, Japan & SEOUL, Korea--(BUSINESS WIRE)--August 22, 2006 - The Gravity Committee for the Fair Treatment of Minority Shareholders (the "Committee") today announced that it has delivered a demand for the convocation of an Extraordinary General Meeting ("EGM") of the shareholders of Gravity Co., Ltd. ("Gravity" or the "Company") (NASDAQ: GRVY), as permitted under the Korean Commercial Code. The purpose of the meeting is to vote to remove Mr. Il-Young Ryu, Chairman and Chief Executive Officer of Gravity, and Mr. Seung Taek Baek, Senior Executive Vice President and Chief Operating Officer of Gravity, as directors of the Company, and to give all of Gravity's disinterested shareholders a forum to express their views on the management and operations of the Company. The meeting is expected to take place sometime in the fall of 2006.

Since the Committee was formed in March 2006, other Gravity shareholders have contacted the Committee to express their strong support for the efforts of the Committee to protect the rights of the disinterested shareholders and to maximize shareholder value. The Committee believes that an overwhelming number of the disinterested shareholders share the Committee's lack of confidence in Gravity's management team and will vote at the EGM to remove Mr. Ryu and Mr. Baek as directors.

As previously disclosed, the Committee believes that Gravity's Board of Directors approved transactions that may have benefited Taizo Son and other entities affiliated with Taizo Son or SOFTBANK Corp., including GungHo Online Entertainment (JP: 3765), to the potential detriment of Gravity's minority shareholders.

About The Gravity Committee for the Fair Treatment of Minority Shareholders

The Committee was formed in March 2006 by Moon Capital Management LP and Ramius Capital Group, L.L.C. to protect the rights of minority shareholders of Gravity and to maximize shareholder value.

About Ramius Capital Group, L.L.C.

Ramius Capital Group is a registered investment advisor that manages assets of approximately $7.4 billion in a variety of alternative investment strategies. Ramius Capital Group is headquartered in New York with offices located in London, Tokyo, Hong Kong, Munich, and Vienna.

About Moon Capital Management LP

Moon Capital Management LP, on behalf of its affiliated investment funds, manages more than $1 billion, investing primarily in equity securities in markets around the world. Headquartered in New York, Moon Capital also has offices in Singapore.


Contact:
Korean Media & Shareholders:
Hannuri Law Offices
Mr. Joo Young Kim, Esq., (82) 2-537-9506
or
U.S. Media & Shareholders:
Citigate Sard Verbinnen
Dan Gagnier or Renee Soto, 212-687-8080